UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

(Commission File No. 001-40302)

PAYSAFE LIMITED

(Exact name of registrant as specified in its charter))

Not Applicable

(Translation of registrant’s name into English)

Paysafe Limited

2 Gresham Street

London, United Kingdom EC2V 7AD

(Address of Principal Executive Offices) (Zip Code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Information Contained in this Form 6-K Report

Annual General Meeting Results

On May 26, 2026, Paysafe Limited (“we,” “us” or the “Company”) held our Annual General Meeting of Shareholders (the “Meeting”). The following below are the voting results on the matters voted upon at the Meeting, all of which are described more fully in our 2026 Proxy Statement.

•
Mark Brooker received a plurality of the votes cast and has been elected as a Class II director in accordance with the Company’s Bye-laws, so to hold office until the 2029 annual general meeting of shareholders;
•
Dagmar Kollmann received a plurality of the votes cast and has been elected as a Class II director in accordance with the Company’s Bye-laws, so to hold office until the 2029 annual general meeting of shareholders;
•
Marianne Heiss received a plurality of the votes cast and has been elected as a Class II director in accordance with the Company’s Bye-laws, so to hold office until the 2029 annual general meeting of shareholders;
•
Edward Wertheim received a plurality of the votes cast and has been elected as a Class II director in accordance with the Company’s Bye-laws, so to hold office until the 2029 annual general meeting of shareholders; and
•
Our shareholders approved the re-appointment of Deloitte & Touche, an independent registered public accounting firm, to act as our independent auditors for the fiscal year ending December 31, 2026 and authorized our Board of Directors, acting through our Audit Committee, to fix the remuneration of our independent auditors for the fiscal year ending December 31, 2026.

This report on Form 6-K shall be deemed to be incorporated by reference in the registration statements on Form F-3 (No. 333-263910), Form S-8 (No. 333-256692), Form S-8 (No. 333-270582), Form S-8 (No. 333-279401), and Form S-8 (No. 333-295852) of the Company and the prospectuses incorporated therein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: May 27, 2026	PAYSAFE LIMITED

	By:	/s/ Neda Sharifi
	Name:	Neda Sharifi
	Title:	Corporate Secretary and SVP Securities Counsel